Exhibit 1.2

Notice of extraordinary general meeting

The board of directors of

Joe & The Juice Holding A/S

(CVR no. 35527990)

(the “Company”)

hereby gives notice of an extraordinary general meeting of the Company to be held on

6 December 2023, at 10.00 pm CET

at the offices of Bech-Bruun Law Firm P/S, Langelinie Allé 35, 2100 Copenhagen with the following agenda:

1.	Establishment of new preferential share classes
2.	Increase of the Company’s share capital by cash payment
3.	Delegation of authority to the chairman of the meeting

Agenda item 1

The board of directors proposes the establishment of a new share structure with the establishment of new C1-, C2- and C3-share classes carrying certain preferential economic rights.

The new share classes will carry equal governance rights to the existing share classes in all respects. Consequently, after the adoption of the new share class structure, all shareholders will maintain the same governance rights per share, including voting rights, compared to before the adoption of the proposed new share class structure. The proposal is contingent on the extraordinary general meeting’s approval of agenda item 2, given that a share capital increase with full pre-emption rights for all current shareholders in the new share classes are contemplated on the terms and conditions set out below.

The economic preferential rights of the C1-shares consist of the C1-shares being entitled to receive distributions (as further detailed below) as if such C-1-share had converted into a B-share immediately prior to such distribution. In the event of an exit (as defined in proposed the articles), each C1-share shall be entitled to receive, as a senior priority preference to all other shares of the company (except for the C2-shares and C3-shares, which shall rank pari passu with the C1-shares) and all warrants, a preferential interest as set out in the proposed amendment of article 4.2 of the articles of association inserted below. Furthermore, the C1-shares shall be convertible into B-shares on a 1:1 basis.

Upon conversion, the converted B-shares shall be granted equal rights to the existing B-shares with the exception that the converted B-shares are entitled to an interest equal to (a) DKK 0.50 accrued at a 10 % annual rate of return (i.e., DKK 0.05 per year) from 21 April 2017, minus (b) any dividends received by such C1-share prior to the C1-share’s conversion to B-shares.

The economic preferential rights of the C2 and C3-shares consist of the C2 and the C3-shares being entitled to receive distributions (as further detailed below) as if such C2 or C3-share had converted into an A-share immediately prior to such distribution. In the event of an exit (as defined in the articles), each C2 and C3-share shall be entitled to receive, as a senior priority preference to all other shares of the company (except for the C1-shares, which shall rank pari passu with the C2 and C3-shares) and warrants, a preferential interest as set out in the proposed amendment of article 4.2 of the articles of association inserted below. Furthermore, C2 and C3-shares shall be convertible into A-shares on a 1:1 basis. Upon conversion, such converted A-shares shall be granted equal rights to the existing A-shares.

Copenhagen Denmark ∙ Aarhus Denmark T +45 72 27 00 00 ∙ E info@bechbruun.com ∙ Law Firm P/S ∙ CVR no. 38538071 ∙ www.bechbruun.com

2/7 Dok.nr. 33180288.1

The proposal implies amendments of articles 4.2 and 4.3 and the insertion of a new article 4.5 of the articles of association as follows:

4.2 C1-shares shall be convertible into B shares on a 1:1 basis. Upon conversion, the B-shares received shall be granted equal rights to the existing B-shares with the exception that the Preferential B-share Interest (as defined below) shall be deemed to equal (a) DKK 0.5 (fifty øre) which has been accruing at a rate of ten (10)% yearly rate of return thereof (DKK 0.05 (five øre) per year) from April 21, 2017 minus (b) any dividends received by such C1-share prior to such conversion. Conversion of C1-shares may be completed at any time, but only upon the approval of a majority of the holders of the C1-shares by vote or written consent. To the extent that any share collapse, recapitalization or other change to the capital structure of the Company (an “Adjustment Event”) is implemented prior to the conversion of the C1-shares, the holders of C1-shares shall, upon the approval of a majority of the holders of the C1-shares by vote or written consent, thereafter have the right to convert C1-shares into the shares they would have received if the C1-shares had been converted into B-shares immediately prior to such Adjustment Event and corresponding adjustments to the terms of the C1-shares shall be made to the extent necessary to achieve the foregoing. An extraordinary general meeting must be held to complete the conversion of C1-shares.

In the event of dividend distributions, share buy backs, capital decrease or dissolution or liquidation of the company other than upon an Exit, a C1-share entitles its holder to receive pro rata distributions as if such C-1 share had converted into a B-share immediately prior to such distribution. In the event of any Exit, each C1-share shall be entitled to receive, as a senior priority preference to all other shares of the company (except for the C2-shares and C3-shares, which shall rank pari passu with the C1-shares) and Warrants, the greater of (i) (a) DKK 0.664756019 plus (b) an amount corresponding to eight (8)% yearly rate of return thereof compounding annually (compounding to occur annually beginning on the date that is one year from the date of issuance of such C1-share) minus (c) dividends previously received by such C1-share (hereinafter the “Preferential C1-share Interest”), or (ii) such amount as would be payable in respect of such C1-share had such C1-share been converted into a B-share immediately prior to such Exit. The Preferential C1-share Interest on each C1-share shall be calculated and accrue from the date of the issuance of such C1-share.

C1-shares shall be stapled to C2-shares in a ratio of three (3) C1-shares to one (1) C2-share (“C-Units”). C-Units shall only be transferable and convertible as a unit. As of [_], 2023, 1,516,896,691 C1-shares and 505,632,230 C2-shares comprise C-Units. The C3-shares do not comprise C-Units and are transferable and convertible separately, subject to these articles of association.

C2-shares and C3-shares shall be convertible into A shares on a 1:1 basis. Upon conversion, such converted A-shares shall be granted equal rights to the existing A-shares. Conversion of C2-shares and C3-shares may be completed at any time, but only upon the approval of a majority of the holders of the C2-shares and C3-shares, respectively, by vote or written consent. To the extent that any Adjustment Event is implemented prior to the conversion of the C2-shares or C3-shares, the holders of C2-shares or C3-shares shall thereafter have the right to convert C2-shares or C3-shares into the shares they would have received if the C2-shares or C3-shares had been converted into A-shares immediately prior to such Adjustment Event and corresponding adjustments to the terms of the C2-shares or C3-shares shall be made to the extent necessary to achieve the foregoing. An extraordinary general meeting must be held to complete the conversion of C2-shares or C3-shares.

3/7 Dok.nr. 33180288.1

In the event of dividend distributions, share buy backs, capital decrease or dissolution or liquidation of the company other than upon an Exit, a C2-share or C3-share entitles its holder to receive pro rata distributions as if such C-2 share or C3-share had converted into an A-share immediately prior to such distribution. In the event of any Exit, each C2-share and C3-shall be entitled to receive, as a senior priority preference to all other shares of the company (except for the C1-shares, which shall rank pari passu with the C2-shares and C3-shares) and Warrants, the greater of (i) (a) DKK 0.01 plus (b) an amount corresponding to eight (8)% yearly rate of return thereof compounding annually (compounding to occur annually beginning on the date that is one year from the date of issuance of such C2-share or C3-share) minus (c) dividends previously received by such C2-share or C3-share (hereinafter the “Preferential C2-share Interest” or “Preferential C3-share Interest, respectively), or (ii) such amount as would be payable in respect of such C2-share or C3-share had such C2-share or C3-share been converted into an A-share immediately prior to such Exit. The Preferential C2-share Interest on each C2-share and the Preferential C3-share Interest on each C3-share shall, in each case, be calculated and accrue from the date of the issuance of such C2-share or C3-share, respectively.

In this Clause 4.2, with respect to the C1-shares, C-2 shares or C3-shares, “Exit” shall mean any event which a majority of the C1-shares, C2-shares or C3-shares, as applicable, elect to treat as an Exit, which may, without limitation, include a sale, liquidation or public offering of the shares of the Company.”

“4.3 A B-share will:

(i)in the event of dividend distributions, share buy backs, capital decrease, dissolution or liquidation of the company in the event of an Exit, after the C1-shares, C2-shares and C3-shares have received the amounts which they are entitled to pursuant to Clause 4.2; and

(ii) in the event of dividend distributions, share buy backs, capital decrease, dissolution or liquidation of the company other than upon an Exit, pro rata with the C1-shares,

entitle its holder to preferentially receive DKK 0.5 (fifty øre) per B share plus an amount corresponding to ten (10) % yearly rate of return thereof (DKK 0.05 (five øre) per year) (hereinafter the “Preferential B-share Interest”). For shares existing on 30 November 2016, the Preferential B-share Interest shall be calculated and accrue from 29 November 2013. For shares issued after 30 November 2016, the Preferential B-share Interest shall be calculated and accrue from the date of the issuance of such shares. Preferential B-share Interest shall not be capitalized, but shall instead be calculated year for year (i.e. the aggregate Preferential B-share Interest per share after three (3) years from the relevant date amounts to DKK 0.15 (fifteen øre) in total). Holders of B-shares shall not be entitled to additional dividends or proceeds from the company.”

4/7 Dok.nr. 33180288.1

“4.5 The Company intends that, for United States federal income tax purposes, (i) the C1-shares and the C2-share in each of the C-Units are treated as one single share of stock, and (ii) the C-Units constitute stock that participates in corporate growth to a significant extent within the meaning of Section 1.305-5(a) of the United States Treasury regulations (the “Treasury Regulations”) and, therefore, does not constitute “preferred stock” within the meaning of Section 305 of the United States Internal Revenue Code, as amended, and the Treasury Regulations thereunder. The Company shall file all tax returns, prepare all tax reporting, and determine all applicable taxes consistently with, and in accordance with any requirements applicable to, the foregoing intended treatment, except as required by applicable law.”

As a consequence of the amendment to the articles above, it is proposed to amend articles 4 and 5.1 to schedule 5A and 5B of the articles as follows:

Schedule 5A

“4.1 Each Warrant entitles the Participant to subscribe for a number of class A shares of nominally DKK 0.01 in the Company according to the Warrant Factor (as defined below) on the terms and conditions set out in this schedule (the “Shares”). The Warrant Factor shall be calculated as follows: (33,600,000 / Value per ordinary shar (DKK, pre warrant exercise) + (Exit equity value (DKK) – 3,500,000,000 ) * 0.0135 / Value per ordinary share (DKK, pre warrant exercise) ) / 96,531,134 (Total no. of warrants issued). For purposes of calculating the Exit equity value, the equity value shall be deemed to exclude the equity value of, or amounts payable to, all C1-shares, C2-shares, C3-shares, A-shares received upon conversion of C2-shares and C3-shares and B-shares received upon conversion of C1-shares. If the Value per ordinary share (DKK, pre warrant exercise) equals 0 DKK, the Warrant Factor should assume the value of 0. An ordinary share shall mean an A-share in the Company (excluding A-shares received upon conversion of C2-shares and C3-shares).”

“4.2. In the event of exercise, the Participant shall pay an amount in cash of DKK 0.01 per subscribed Share of nominally DKK 0.01 (the “Exercise Price”).”

“4.3. In order to ensure that the change to the capital structure of the Company resulting from the issuance of C1-shares, C2-shares and C3-shares does not cause an increase to the value of the Warrants, calculation in Clause 4.1 shall be made following the payment of all amounts required to be paid to the holders of C1-shares, C2-shares, C3-shares, A-shares received upon conversion of C2-shares and C3-shares and B-shares received upon conversion of C1-shares.”

“5.1 The Warrants may be exercised only in the event of an Exit (as defined below) and if the equity value of the Company realized in the Exit amounts to at least DKK 3,500,000,000. For purposes of calculating the equity value of the Company, the equity value shall be deemed to exclude the equity value of, or amounts payable to, all C1-shares, C2-shares, C3-shares, A-shares received upon conversion of C2-shares and C3-shares and B-shares received upon conversion of C1-shares.”

5/7 Dok.nr. 33180288.1

Schedule 5B

“4.1 Each Warrant entitles the Participant to subscribe for a number of class A shares of nominally DKK 0.01 in the Company according to the Warrant Factor (as defined below) on the terms and conditions set out in this schedule (the “Shares”). The Warrant Factor shall be calculated as follows: (47,000,000 / Value per ordinary share (DKK, pre warrant exercise) + (Exit equity value (DKK) – 4,500,000,000 ) * 0.0135 / Value per ordinary share (DKK, pre warrant exercise) ) / 109,466,970 (Total no. of warrants issued). For purposes of calculating the Exit equity value, the equity value shall be deemed to exclude the equity value of, or amounts payable to, all C1-shares, C2-shares, C3-shares, A-shares received upon conversion of C2-shares and C3-shares and B-shares received upon conversion of C1-shares. If the Value per ordinary share (DKK, pre warrant exercise) equals 0 DKK, the Warrant Factor should assume the value of 0. An ordinary share shall mean an A-share in the Company (excluding A-shares received upon conversion of C2-shares and C3-shares).”

“4.2 In the event of exercise, the Participant shall pay an amount in cash of DKK 0.01 per subscribed Share of nominally DKK 0.01 (the “Exercise Price”).”

“5.1 The Warrants may be exercised only in the event of an Exit (as defined below) and if the equity value of the Company realized in the Exit amounts to at least DKK 4,500,000,000. For purposes of calculating the equity value of the Company, the equity value shall be deemed to exclude the equity value of, or amounts payable to, all C1-shares, C2-shares, C3-shares, A-shares received upon conversion of C2-shares and C3-shares and B-shares received upon conversion of C1-shares.”

Adoption of agenda item 1 is subject to approval by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the extraordinary general meeting, cf. section 106(1) of the Danish Companies Act.

Agenda item 2

The board of directors proposes that the Company’s share capital is increased by cash payment.

The proposal is made in connection with the contemplated investment from General Atlantic JTJ B.V. with the aim to strengthen the Company’s financial position by repaying its existing loan facilities and back the continued growth of the Company.

The entire share capital increase will be completed by subscription of new C1-shares, C2-shares and C3-shares to be established as set out under agenda item 1. All current shareholders in the Company will be entitled to participate in the capital increase and thus subscribe for C1-shares, C2-shares and C3-shares on a pro rata basis. The current shareholders will not enjoy secondary subscription rights to the share capital increase.

6/7 Dok.nr. 33180288.1

The proposal entails the following:

1)	that the share capital will be increased

from nominally	DKK 64,557,337.01
by nominally	between DKK 22,033,308.42 (minimum) and DKK 22,033,308.42 (maximum)
to nominally	between DKK 86,590,645.43 (minimum) and DKK 86,590,645.43 (maximum)

2)	that the increase of the share capital will be paid up in full,

3)	that the capital increase will be divided into shares of a nominal value of DKK 0.01,

4)	that the subscription rate shall be 6,647.56019 per C1-share, 100 per C2-share and 100 per C3-share, corresponding to a subscription price of DKK 0.664756019 per C1-share of a nominal value of DKK 0.01, DKK 0.01 per C2-share of a nominal value of DKK 0.01 and DKK 0.01 per C3-share of a nominal value of DKK 0.01,

5)	that the new shares will confer upon the holder the right to receive dividends for the current financial year as well as other rights in the Company as of the day after the general meeting,

6)	that the costs of the capital increase payable by the Company are estimated to be between DKK 200,000 and DKK 400,000, exclusive of VAT,

7)	that the new shares will be C1-shares, C2-shares and C3-shares and that the new shares will confer such special rights as set out in the draft articles of association appended as Appendix 1,

8)	that the existing shareholders will be given pre-emption rights to the capital increase, and that the pre-emption rights of the new shares in future capital increases will not be subject to any restrictions,

9)	that the deadline for submission of the existing shareholders’ exercise of their pre-emptive rights will be 21 December 2023 at 11.00 pm CET,

10)	that the subscription amount will be contributed in cash to the Company at the latest on 21 December 2023 at 11.00 pm CET,

11)	that the transferability of the new C1-shares, C2-shares and C3-shares will be subject to the same restrictions as the existing shares,

12)	that the new shares will be non-negotiable instruments,

13)	that the new shares will be made out in the holders’ names, and

14)	that the wording of clause 3.1 of the Company’s articles of association will be amended to reflect the final nominal share capital increase amount.

7/7 Dok.nr. 33180288.1

The subscription price for the shares is based on a (pre-money) valuation of the Company of DKK 2,974,613,675, which has been assessed by the board of directors as the market value under the present circumstances in light of the Company financial situation.

Adoption of agenda item 2 is subject to approval by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the extraordinary general meeting, cf. section 106(1) of the Danish Companies Act.

Agenda item 3

The board of directors proposes to delegate authority to the chairman of the meeting to apply for registration of the resolutions passed on the general meeting with the Danish Business Authority (to the extent required) and to make any such amendments thereto as may be requested by the Danish Business Authority or other public authority as a condition for registration or approval.

Adoption of agenda item 3 is subject to approval by a simple majority of votes, cf. section 105 of the Danish Companies Act.

*****

This agenda, the complete proposals, the articles of association and the latest audited annual report have been made available for inspection at the Company’s office at Østergade 26, 1100 Copenhagen, Denmark.

You do not have to attend the general meeting in person since you have previously issued a power of attorney to Valedo Partners Fund II with authorization to attend the general meeting and vote on your behalf.

If you prefer to attend the general meeting in person, we kindly ask you to inform Sebastian Christmas Poulsen hereof for practical reasons on scp@bechbruun.com no later than on 4 December 2023.

21 November 2023

On behalf of the board of directors of Joe & The Juice Holding A/S

Sebastian Christmas Poulsen